

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2022

Andrew Hughes
General Counsel
AEye, Inc.
One Park Place, Suite 200
Dublin, CA 94568

      Re: AEye, Inc.
          Registration Statement on Form S-1
          Filed May 6, 2022
          File No. 333-264727

Dear Mr. Hughes:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing

cc: Chris Forrester